SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 4

EXCEL TECHNOLOGY, INC.

(Name of Subject Company (Issuer))

Eagle Acquisition Corporation

and

GSI Group Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30067T103

(CUSIP Number of Class of Securities)

Daniel J. Lyne, Esq.

GSI Group Inc.

125 Middlesex Turnpike

Bedford, Massachusetts 01730

(781) 266-5700

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Kent A. Coit, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, MA 02108

(617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$385,496,768	$15,151

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,046,774 shares of common stock, par value $0.001 per share, of Excel Technology, Inc. outstanding on a fully diluted basis, consisting of: (a) 10,866,561 shares of common stock issued and outstanding, (b) 1,132,809 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options, and (c) 47,404 shares of restricted common stock, and (ii) the tender offer price of $32.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,151	Filing Party: Eagle Acquisition Corporation and GSI Group Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number:

30067T103

This Amendment No. 4 (“Amendment No. 4”) further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2008, as amended on July 29, 2008, July 31, 2008 and August 7, 2008 (the “Schedule TO”), by Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of GSI Group Inc., a New Brunswick corporation (“GSI”), and GSI. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of Excel Technology, Inc., a Delaware corporation (the “Company”), at a price of $32.00 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 23, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal, which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO. The information set forth in the Offer to Purchase is incorporated by reference to all the items of this Amendment No.4.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On August 8, 2008, the Federal Trade Commission requested information relating to certain products of GSI and the Company. GSI intends to promptly respond to the Federal Trade Commission’s request.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GSI Group Inc.

By:	/s/ Robert L. Bowen
Name:	Robert L. Bowen
Title:	Vice President and Chief Financial Officer

Eagle Acquisition Corporation

By:	/s/ Robert L. Bowen
Name:	Robert L. Bowen
Title:	Treasurer

Dated: August 8, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 23, 2008*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Transcript of Conference Call on July 10, 2008 (incorporated by reference to Schedule TO filed by GSI Group Inc. and Eagle Acquisition Corporation with the Securities and Exchange Commission on July 10, 2008)*

(a)(1)(G)	GSI Group Inc. Investor Presentation (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 18, 2008)*

(a)(1)(H)	Form of summary advertisement, published July 23, 2008*

(a)(1)(I)	Form of Customer Letter (incorporated by reference to Schedule TO filed by GSI Group Inc. and Eagle Acquisition Corporation with the Securities and Exchange Commission on July 10, 2008)*

(a)(1)(J)	Joint press release issued by GSI Group Inc. and Excel Technology, Inc., dated July 10, 2008 (incorporated by reference to Schedule TO filed by GSI Group Inc. and Eagle Acquisition Corporation with the Securities and Exchange Commission on July 10, 2008)*

(a)(1)(K)	Joint press release issued by GSI Group Inc. and Excel Technology, Inc. on July 29, 2008**

(a)(5)(A)	Complaint filed by Joseph Choquette in the Supreme Court of the State of New York on August 6, 2008***

(b)(1)	Form of Indenture (including the Forms of Notes), by and among GSI Group Corporation, as Issuer, GSI Group Inc., as a Guarantor, Eagle Acquisition Corporation, as a Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)*

(b)(2)	Securities Purchase Agreement, dated as of July 9, 2008, by and among GSI Group Inc., GSI Group Corporation, Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)*

(b)(3)	Form of Warrant Agreement (including the Form of Warrant), by and among GSI Group Inc., Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)*

(b)(4)	Form of Registration Rights Agreement, by and among GSI Group Inc., Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)*

(d)(1)	Agreement and Plan of Merger dated as of July 9, 2008, by and among GSI Group Inc., Eagle Acquisition Corporation and Excel Technology, Inc. (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)*

(d)(2)	Tender and Support Agreement, dated as of July 9, 2008, by and among GSI Group Inc., Eagle Acquisition Corporation, Antoine Dominic, Alice Varisano, Steven Georgiev, James Donald Hill, Ira Lamel and Donald Weeden (incorporated by reference to the Current Report on Form 8-K filed by GSI Group Inc. with the Securities and Exchange Commission on July 11, 2008)*

(d)(3)	Confidentiality Agreement, dated May 16, 2008, by and between GSI Group Inc. and Excel Technology, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed on July 23, 2008 as an exhibit to the Schedule TO.

**	Previously filed on July 29, 2008 as an exhibit to Amendment No. 1 to the Schedule TO.

***	Previously filed on August 7, 2008 as an exhibit to Amendment No. 3 to the Schedule TO.